June 20, 2023

VIA EDGAR

Conlon Danberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Registration Statement on Form S-1

Filed May 22, 2023

File No. 333-272110

Dear Mr. Danberg,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2023, relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 1.

Form S-1 filed May 22, 2023

Overview, page 10

1.	We note your response to our comments 3 and 4 and reissue. We note that the disclosure requested must appear in the Prospectus Summary, not just on the cover page.

Response: We note the Staff’s comment and have added the requested disclosure on pages 16 and 17 of the Amendment No. 1.

Commercialization Preparation, page 12

2.	We note your statement on page 12 regarding your pre-mass product test for the A+Pre Chip and AC-1000 Enrichment Chip, which examined “whether the tested chip can work with its corresponding product, and whether chips’ flatness, roughness, water leakage, critical size and thickness match the original design.” Similar disclosure appears on page 75 with respect to the completed A+CellScan performance study. Please revise to state the results of these studies.

Response: We note the Staff’s comment and have revised the disclosures on pages 12 and 79 to include details of the results of the studies.

Risk Factors Summary

Risks Related to Doing Business in China, page 17

3.	We note the deleted risk factor and updated additional disclosure on page 40. Please revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. This risk is independent of the requirements imposed by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises.

Response: We note the Staff’s comment and have revised the summary of risk factors to acknowledge the risk that If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Critical Accounting Policies and Estimates, page 64

4.	We note your response to comment 11. As previously requested, please also revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosures should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K.

Response: We note the Staff’s comment and have revised the disclosures accordingly.

Business

Commercialization Preparation, page 78

5.	We note your revisions in response to our comment number 9 and reissue in part. Please revise to clarify the rights and obligations of the parties engaged in the research project equipment use contract with TSRI. We note, for example, your disclosure on page 36 that you contracted with National Applied Research Laboratories to design and test production of certain flow channel and to permit National Applied Research Laboratories to quote test data in its research paper with your consent, yet on page 78 you state that you used their semiconductor manufacturing equipment and precision micro-nano processing equipment for chip technology research and development such as concept presentation of each R&D process, cross-scale composite structure production, rapid wafer trial production, material testing, and thin film production. Please also revise to consistently refer to TSRI or National Applied Research Laboratories throughout your prospectus, or advise.

Response: We note the Staff’s comment and advise the Staff that the disclosure on page 36 was made based on certain intellectual property risks related to doing business in Taiwan and described pertinent provisions in the TSRI agreement governing the ownership of intellectual properties. The language on page 78 disclosed the scope and responsibilities of each party under the TSRI agreement. We have further revised the disclosure to clarify the rights and obligations of the parties and removed duplicate references to National Applied Research Laboratories throughout the Amendment No. 1.

Intellectual Property, page 81

6.	We note your revisions in response to our comment number 13 and reissue in part. Please revise your table to disclose the anticipated expiration dates of your Chinese pending patent applications. We note on page 99 you state that the duration of a patent right in the PRC is either 10, 15 or 20 years from the date of application, depending on the type of patent right.

Response: We note the Staff’s comment and have revised the disclosure to include anticipated expiration dates of certain Chinese pending patent applications on page 82.

National Medical Insurance Program, page 92

7.	We note your revisions in response to our comment number 15 and reissue in part. Please revise to discuss on page 92 how you anticipate reimbursement coverage and rates will be determined for your products, the applicable agency or agencies that will make such determinations in the PRC and the anticipated timeline for any such decisions.

Response: We note the Staff’s comment and have revised the disclosure on page 92 to discuss, based on our understanding of the applicable laws and regulations, how reimbursement coverage and rates will be determined for our products. We also disclosed that the National Healthcare Security Administration (NHSA)is the responsible agency to make such a determination in the PRC and the anticipated timeline for it to make a determination on the A+LCGuard, the only product we are applying for National Medical Insurance Program coverage.

Financial Statements, page F-1

8.	Your disclosures on page 111 indicate that you effected a forward stock split at a ratio of 1 to 4 on May 16, 2023. Please revise the financial statements and corresponding financial information throughout the filing to retroactively reflect the stock split consistent with the guidance in ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4C). Please also have your auditors dual date their report for the impact of the stock split.

Response: We note the Staff’s comment and have revised the financial statements and corresponding financial information retroactively reflect the stock split accordingly.

Review Report, page F-2

9.	Please provide a consent that covers the review report issued by your independent accountants on the March 31, 2023 interim financial statements.

Response: We note the Staff’s comment and provide herewith the consent letter that covers the review report issued by our independent accountants on the March 31, 2023.

Consolidated Balance Sheets, page F-3

10.	We note your response to comment 19. You revised your accounting of the acquisition of Shanghai Sglcell Biotech Co. which resulted in the revision of your audited financial statements. For example we note that you no longer record goodwill as of June 30, 2022. In this regard, please appropriately reflect these revisions as a restatement which should include marking the applicable financial statements "as restated," providing the disclosures required by ASC 250-10-50-7 through 50-10, and ensuring that the restatement is discussed in the audit report. Please also address whether a material weakness was identified, and if so, what consideration was given to including a risk factor describing the material weakness, resulting restatement, and any associated remediation procedures

Response: We note the Staff’s comment and have disclosed the restatement under Note 11 to the financial statements accordingly.

Note 1. Organization and Principal Activities, page F-22

11.	We note your response to comment 22. It remains unclear how you determined that the reorganization should be accounted for as a transaction under common control per the guidance of ASC 805. Specifically, please tell us how you determined that Dr. Yi Lu controlled both Advanced Biomed Inc. (Taiwan) as well as Advanced Biomed Inc. at the time of the transaction in July 2022. Your disclosures indicate that Dr. Yi Lu only controlled Advanced Biomen Inc. (Taiwan) at the time of the transaction and obtained control of Advanced Biomed, Inc. after the transaction.

Response: Advanced Biomed Inc. was incorporated on July 16, 2021 by Dr. Hung To Pau as an investment holding company and has no substantive operations and asset. On June 8, 2022, Advanced Biomed Inc. was reversed took over by Dr. Yi Lu. who also owned Advanced Biomed Inc. (Taiwan). Pursuant to a share swap agreement dated July 11, 2022, Dr. Yi Lu and Chen-Yi Lee transferred their respective shares in Advanced Biomed Inc. (Taiwan), representing in aggregate 100% of the issued share capital of Advanced Biomed Inc. (Taiwan), to the Company. Hence, the Company has accounted for these re-organizations under reverse acquisitions in accordance with ASC 805-40-55-8 to 10, as such, the accompanying financial statements include the results of operations of Advanced Biomed Inc. (Taiwan) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5

We have reflected the changes in the Note 1 (4) under Reorganization of Advanced Biomed Inc. (Taiwan).

Exhibits

12.	We note that several of the linked exhibits do not actually match the associated titles in the Exhibit Index. Please ensure that every linked exhibit in the Exhibit Index actually matches the corresponding titles.

Response: We note the Staff’s comment and have revised the exhibits list and re-filed the mismatched exhibits.

13.	We note that you have filed the resolutions approving adoption of the 2023 Plan as Exhibit 10.2. Please revise to also file the 2023 Plan itself.

Response: We note the Staff’s comment and have filed the 2023 Equity Incentive Plan as Exhibit 10.2.

14.	We note the legal opinion filed as Exhibit 5.2. Please have counsel revise Section C.5. and the last sentence of the opinion to ensure both places cover the disclosure on the cover page and, with respect to the last sentence, the “Regulations” section.

Response: We note the Staff’s comment and have asked AllBright to revise its legal opinion. A new opinion will be filed with the Commission.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq. VCL Law LLP